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                                                                    EXHIBIT 99.1


Contact: Jeffrey J. Hattara                          (NYSE-BMC)
         (612) 851-6030                              FOR IMMEDIATE RELEASE

                     BMC REPORTS FIRST QUARTER 1999 EARNINGS


April 27, 1999 -- Minneapolis, Minnesota - BMC Industries, Inc. reported net income of $3.2 million, or $.12 per diluted share, for the quarter ended March 31, 1999. This compares to net earnings of $3.8 million, or $0.14 per diluted share, in the first quarter of 1998. Total first quarter revenues increased 6% from $80.1 million in 1998 to $84.6 million in 1999.

Paul B. Burke, BMC's Chairman and Chief Executive Officer, stated, "We are pleased with BMC's first quarter results which were achieved despite the impact of additional costs associated with restarting our monitor mask line in Cortland, New York. During the first quarter, we increased revenues by 6% and improved income from operations by 14% over the prior year quarter. We believe this quarter's performance reflects the benefits from the integration of the Orcolite acquisition and the solid progress we have made in returning the mask business to profitability. We are also pleased with further progress on our cash generation and debt reduction efforts while continuing our investments in ongoing strategic initiatives. With the Cortland monitor mask line back in production, new initiatives beginning to show progress and debt levels continuing to drop, we anticipate both further revenue and earnings growth over the balance of 1999 and into 2000."

BMC's Optical Products group generated sales of $34.6 million in the first quarter of 1999, up 40%, or $9.8 million, over the prior year quarter due mainly to growth in sales of high-end products (polycarbonate, progressive and polarizing sun lenses) resulting from the acquisition of Orcolite in May 1998. Sales of high-end products increased 98% in first quarter 1999 over first quarter 1998 and accounted for 54% of total Optical Products group revenue in first quarter 1999 compared to 38% in first quarter 1998. First quarter 1999 Optical Products group revenues were up 2.4% compared to the pro forma combined Vision-Ease/Orcolite 1998 revenues for the same period. This growth in revenue was dampened by year-on-year declines in glass and plastic lens sales as growth in the ophthalmic lens market continues to shift towards polycarbonate. In the first quarter of 1999, Optical Products group sales of high-end products (including polycarbonate) increased 9% over the pro forma combined Vision-Ease/Orcolite 1998 revenues for the same period. Driven by high-end product sales growth, the Optical Products group's operating earnings increased 34% during the first quarter of 1999 over the prior year quarter. Vision-Ease achieved this improvement in earnings despite the impact of additional amortization expense related to the Orcolite acquisition and increased sales and marketing expenses of approximately $1 million over the prior year quarter.

Vision-Ease devoted considerable resources (including the sales and marketing investment noted above) to the expansion of market acceptance of its key high-end products, including the new Outlook(TM) progressive lens. The Outlook(TM) lens has been specificalLy designed for the polycarbonate material and to accommodate a broad range of frame types, including today's popular small frame sizes. Vision-Ease engaged in qualifying and testing procedures with a number of large potential retail users of this product and is encouraged by the wide acceptance of this lens and the prospects for future sales. In addition, considerable promotional expenditures were made in support of sales of the SunRx(R) polarized prescription polycarbonate lens in advance of the peak sun lens season. Finally, considerable effort and expense was devoted to the

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further testing and enhancement of Vision-Ease's proprietary lens lamination system which makes it possible for dispensers to provide premium anti-reflective coated multi-focal polycarbonate lenses to consumers on a same-day basis. Based upon test results to date, Vision-Ease is on schedule for the roll-out of this system in the second half of the year. Taken as a whole, Vision-Ease's branded proprietary, high-end products are expected to be the engine for Vision-Ease sales growth in the second quarter and beyond.

First quarter revenues from the Precision Imaged Products group ("PIP", which includes both the Mask Operations and Buckbee-Mears St. Paul) decreased 10% from $55.3 million in first quarter 1998 to $50.0 million in first quarter 1999, primarily due to the previously anticipated temporary slowdown at BMSP and a decline in sales of AK steel entertainment masks attributable to both volume and price reductions. Despite these recent declines, sales of AK steel entertainment masks continue to account for more than 50% of total mask revenues.

Increased sales of invar entertainment masks and monitor masks largely offset the decline in sales of AK steel entertainment masks. Sales of invar entertainment masks in first quarter 1999 increased 20% over first quarter 1998 and sales of monitor masks increased 29% over the comparable quarter last year. Because only a limited amount of monitor masks sold in first quarter 1999 were produced at our Cortland facility, we expect significant incremental sales of monitor masks as the restarted Cortland monitor mask line reaches full production. The monitor mask line in Cortland was restarted near the end of January 1999 in response to increased demand for monitor masks from a broadened customer base. The line start-up had a significant negative impact on first quarter results. However, the line experienced substantial yield improvement by the end of the quarter and BMC is optimistic regarding the line's future earnings potential.

As previously anticipated, BMSP experienced a reduction in sales and profitability in the first quarter of 1999 compared to prior year first quarter results due to what we believe are temporary disruptions in the ordering patterns of certain major customers. BMSP currently expects these economic conditions to improve as 1999 progresses. Moreover, multiple new product sales initiatives are underway and some are now beginning to reach realization. The slow start, however, is expected to also slightly impact the second quarter of 1999 compared to second quarter 1998, with stronger performance expected during the second half of 1999.

This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which are intended to be covered by the safe harbors created thereby. Statements made in this press release which are not strictly historical, including statements regarding future performance, are forward-looking statements and as such are subject to a number of risks and uncertainties, including, among others, lower demand for televisions and computer monitors; further mask price declines and imbalances of supply and demand; successful customer part qualifications; liability and other claims asserted against BMC; continued slowdown at BMSP; successful new product development, introduction and acceptance; successful cost reduction and reorganization efforts; higher operating expenses and lower yields associated with any additional production shutdowns or start-ups; negative foreign currency fluctuations, including adverse fluctuations affecting cross-currency swaps; inability to partner with new BMSP customers; the impact of Y2K information systems issues; the effect of the economic uncertainty in Asia; and a potential economic slowdown in other parts of the world such as South America. These and other risks and uncertainties are detailed in BMC's Annual Report and Form 10-K for the year ended December 31, 1998.

BMC Industries, Inc. is a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC is also one of the world's largest manufacturers of aperture masks for color picture tubes


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used in televisions and computer monitors. BMC's common stock is traded on the
New York Stock Exchange under the symbol BMC.

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                              BMC INDUSTRIES, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                   (Unaudited)
                    (in thousands, except per share amounts)

                                                                                                      Three Months Ended
                                                                                                            March 31
                                                                                                     --------------------
                                                                                                     1999            1998
-------------------------------------------------------------------------------------------------------------------------
Revenues                                                                                    $      84,645   $      80,084
Cost of Products Sold                                                                              71,078          68,455
----------------------------------------------------------------------------------------------------------------------------
Gross Margin                                                                                       13,567          11,629
Selling                                                                                             4,365           3,289
Administrative                                                                                      1,233           1,330
-------------------------------------------------------------------------------------------------------------------------
Income from Operations                                                                              7,969           7,010
----------------------------------------------------------------------------------------------------------------------------
Other Income and (Expense)
     Interest expense                                                                              (3,463)         (1,383)
     Interest income                                                                                    5              32
     Other income (expense)                                                                           390            (144)
----------------------------------------------------------------------------------------------------------------------------
Earnings before Income Taxes                                                                        4,901           5,515
Income Taxes                                                                                        1,710           1,706
----------------------------------------------------------------------------------------------------------------------------

Net Earnings                                                                                $       3,191   $       3,809
----------------------------------------------------------------------------------------------------------------------------

Net Earnings Per Share:
     Basic                                                                                  $        0.12   $        0.14
     Diluted                                                                                         0.12            0.14
----------------------------------------------------------------------------------------------------------------------------

Number of Shares Included in Per Share Computation:
     Basic                                                                                         27,201          26,994
     Diluted                                                                                       27,405          27,644
----------------------------------------------------------------------------------------------------------------------------

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                              BMC INDUSTRIES, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                                 (in thousands)

                                                                                               MARCH 31                December 31
                                                                                                1999                       1998
----------------------------------------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                                           $           1,976         $            1,028
Trade accounts receivable, net                                                                 43,015                     39,163
Inventories                                                                                    83,684                     82,853
Deferred income taxes                                                                          14,617                     14,603
Other current assets                                                                           15,203                     14,347
----------------------------------------------------------------------------------------------------------------------------------
     Total Current Assets                                                                     158,495                    151,994
----------------------------------------------------------------------------------------------------------------------------------

Property, plant and equipment                                                                 273,491                    276,630
Less accumulated depreciation                                                                 115,511                    114,036
----------------------------------------------------------------------------------------------------------------------------------
     Property, plant and equipment, net                                                       157,980                    162,594
----------------------------------------------------------------------------------------------------------------------------------
Deferred income taxes                                                                           4,712                      5,431
Intangibles and other assets, net                                                              79,832                     79,446
----------------------------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                                        $         401,019         $          399,465
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
----------------------------------------------------------------------------------------------------------------------------------

Short-term borrowings                                                               $           1,861         $            1,929
Accounts payable                                                                               31,521                     28,315
Income taxes payable                                                                            4,541                      3,375
Accrued expenses and other current liabilities                                                 27,115                     23,404
----------------------------------------------------------------------------------------------------------------------------------
    Total Current Liabilities                                                                  65,038                     57,023
----------------------------------------------------------------------------------------------------------------------------------

Long-term debt                                                                                179,816                    187,266
Other liabilities                                                                              17,892                     18,372
Deferred income taxes                                                                           4,604                      3,547

Stockholders' equity
     Common stock                                                                              47,756                     47,714
     Retained earnings                                                                         89,219                     86,436
     Accumulated other comprehensive income                                                    (1,317)                     1,113
     Other                                                                                     (1,989)                    (2,006 )
----------------------------------------------------------------------------------------------------------------------------------
               TOTAL STOCKHOLDERS' EQUITY                                                     133,669                    133,257
----------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                          $         401,019         $          399,465
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

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                              BMC INDUSTRIES, INC.

                               SEGMENT INFORMATION
                                   (Unaudited)
                                 (in thousands)

                                                                      Three Months Ended March 31
                             ------------------------------------------------------------------------------------------------------
                                Precision Imaged Products         Optical Products              Consolidated
                             --------------------------------------------------------------------------------------
                                  1999           1998           1999           1998           1999          1998
-------------------------------------------------------------------------------------------------------------------
Revenues                      $   49,999     $   55,272     $   34,646      $  24,812      $  84,645      $  80,084
Cost of Products Sold             45,089         50,065         25,989         18,390         71,078         68,455
-------------------------------------------------------------------------------------------------------------------
Gross Margin                       4,910          5,207          8,657          6,422         13,567         11,629
Gross Margin %                       9.8%           9.4%          25.0%          25.9%          16.0%          14.5%
Selling                            1,357          1,133          3,008          2,156          4,365          3,289
Unallocated Corporate
  Administration                       -              -              -              -          1,233          1,330
-------------------------------------------------------------------------------------------------------------------
Income from Operations        $    3,553     $    4,074     $    5,649      $   4,266      $   7,969      $   7,010
-------------------------------------------------------------------------------------------------------------------
Operating Income %                   7.1%           7.4%          16.3%          17.2%           9.4%           8.8%

Capital Spending                                                                           $   2,504      $   3,958

Depreciation and
  Amortization                                                                             $   5,647      $   5,002

EBITDA                                                                                     $  14,006      $  11,868

EBITDA %                                                                                        16.5%          14.8%

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